Exhibit 97
THE HOME DEPOT, INC.
EXECUTIVE COMPENSATION CLAWBACK POLICY

(As Amended on November 16, 2023)

1.0    Definitions. The following words and phrases shall have the following meanings for purposes of this Policy:
1.1    Accounting Restatement. An “Accounting Restatement” includes any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
1.2    Board. The “Board” means the Board of Directors of the Company.
1.3    Company. The “Company” means The Home Depot, Inc.
1.4    Company Group. The “Company Group” means The Home Depot, Inc. and its direct and indirect subsidiaries.
1.5    Committee. The “Committee” means the Leadership Development and Compensation Committee of the Board, also referred to as the LDCC.
1.6    Erroneously Awarded Compensation. “Erroneously Awarded Compensation” is the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, and must be computed without regard to any taxes paid by the Covered Executive in respect of the Erroneously Awarded Compensation. For Incentive-Based Compensation based on stock price or TSR, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement: (i) the amount shall be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received; and (ii) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE.
1.7    Exchange Act. “Exchange Act” means the Securities Exchange Act of 1934, as amended.
1.8    Covered Executives. The term “Covered Executive” means the Company’s officers required to file reports under Section 16 of the Exchange Act.
1.9    Financial Reporting Measure. A “Financial Reporting Measure” is any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure. Stock price and TSR are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the SEC.
1.10    Incentive-Based Compensation. The term “Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

1.11    NYSE. “NYSE” means The New York Stock Exchange.
1.12    Policy. “Policy” means this Executive Compensation Clawback Policy, including both the Mandatory Policy as defined and set forth in Section 2.0 hereof and the Discretionary Policy as defined and set forth in Section 3.0 hereof.
1.13    Received. Incentive-Based Compensation is deemed “received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.
1.14    SEC. “SEC” means the United States Securities and Exchange Commission.
1.15    TSR. “TSR” means total stockholder return.
2.0    Statement of Mandatory Policy. The Company has adopted the policy set forth in this Section 2.0 (the “Mandatory Policy”) in accordance with the applicable listing standards of the NYSE and Rule 10D-1 under the Exchange Act. The Mandatory Policy only applies to Incentive-Based Compensation that is Received on or after October 2, 2023, the effective date of the applicable NYSE listing standards (the “Mandatory Policy Effective Date”).
2.1    In the event that the Company is required to prepare an Accounting Restatement due to the material noncompliance of the Company with any financial reporting requirement under U.S. Federal securities laws, the Company will recover reasonably promptly the amount of all Erroneously Awarded Compensation received by a person:
i.    After beginning service as a Covered Executive;
ii.    Who served as a Covered Executive at any time during the performance period for that Incentive-Based Compensation;
iii.    While the Company has a listed class of securities; and
iv.    During the three completed fiscal years immediately preceding the date that the Company is required to prepare the Accounting Restatement and any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years. For purposes of this Mandatory Policy, a transition period between the last day of the Company’s previous fiscal year and the first day of its new fiscal year that comprises a period of nine to twelve months would be deemed a completed fiscal year.
2.2    The Company’s obligation to recover Erroneously Awarded Compensation pursuant to this Mandatory Policy is not dependent on when the restated financial statements are filed.
2.3    For purposes of determining the relevant recovery period under this Mandatory Policy, the date that the Company is required to prepare an Accounting Restatement is the earliest to occur of: (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

2.4    The Company must recover Erroneously Awarded Compensation in compliance with this Mandatory Policy except to the extent that the conditions of paragraphs (i) or (ii) in this Section 2.4 are met, and the Committee, or in the absence of such a committee, a majority of the independent directors serving on the Board, has determined that recovery would be impracticable.
i.    The direct expense paid to a third party to assist in enforcing this Mandatory Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the NYSE.
ii.     Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company Group, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
2.5    The Company Group shall not insure or indemnify any Covered Executive against the loss of Erroneously Awarded Compensation pursuant to this Mandatory Policy. The Company shall not reimburse any Covered Executive or former Covered Executive for premiums on, or otherwise subsidize or pay for, an insurance policy that would cover such person’s potential clawback obligations under this Mandatory Policy. Furthermore, the Company Group shall not enter into any agreement that exempts any Incentive-Based Compensation that is granted, paid or awarded to a Covered Executive from the application of this Mandatory Policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation, and this Mandatory Policy shall supersede any such agreement (whether entered into before, on, or after the Mandatory Policy Effective Date).
2.6    The Committee shall determine, in its sole discretion, the appropriate means to seek recovery of any Erroneously Awarded Compensation, which may include, without limitation: (i) requiring cash reimbursement; (ii) seeking recovery or forfeiture of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards; (iii) offsetting the amount to be recouped from any compensation otherwise owed by the Company to the Covered Executive; (iv) canceling outstanding vested or unvested equity awards; or (v) taking any other remedial and recovery action permitted by law, as determined by the Committee. To the extent that a Covered Executive has already reimbursed the Company under any duplicative recovery obligations established by the Company or applicable law for any Erroneously Awarded Compensation the Covered Executive Received, it shall be appropriate for such reimbursed amount to be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Mandatory Policy.
2.7    The Committee shall determine the repayment schedule for any Erroneously Awarded Compensation in a manner that complies with the “reasonably promptly” requirement set forth in Section 2.1 hereof. The determination with respect to “reasonably promptly” recovery may vary from case to case and the Committee is authorized to adopt additional rules to further describe what repayment schedules satisfies this requirement.
2.8    To the extent a Covered Executive refuses to or fails to pay to the Company any Erroneously Awarded Compensation, the Company shall have the right to sue for repayment. The applicable Covered Executive shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation in accordance with this Section 2.8.

2.9    The Company shall file all disclosures with respect to this Mandatory Policy in accordance with the requirements of the U.S. Federal securities laws, including the disclosure required by the applicable SEC filings.
3.0    Statement of Discretionary Policy. Without limiting the Mandatory Policy set forth in Section 2.0 hereof, the Company has adopted the discretionary policy set forth in this Section 3.0 (the “Discretionary Policy”), which was adopted and effective as of February 28, 2019 (the “Discretionary Policy Effective Date”).
3.1    To the extent permitted by law, and as it deems appropriate under the circumstances, the Company shall recover from a Covered Executive any bonus, incentive payment, equity award or other compensation that has been awarded or received by such Covered Executive (in whole or in part), if the Committee determines that (i) such compensation was based on any financial results or operating metrics that were satisfied as a result of such officer’s knowing or intentional fraudulent or illegal conduct, or (ii) such Covered Executive engaged in any intentional misconduct that caused the Company material financial or reputational harm. The term “intentional misconduct” shall be limited to conduct that the Committee determines indicates an intentional violation of law, an intentional violation of the Company’s Business Code of Conduct and Ethics (or any successor or replacement code of conduct for employees), or an intentional violation of a significant ethics or compliance policy of the Company.
3.2    In determining whether to recover a payment under this Discretionary Policy, the Committee shall take into account such considerations as it deems appropriate, including whether the assertion of a claim may violate applicable law or prejudice the interests of the Company in any related proceeding or investigation, or whether amounts have already been subject to recoupment from a Covered Executive under the Mandatory Policy in Section 2.0.
3.3    The Committee shall have sole discretion under this Discretionary Policy in determining whether an officer’s conduct has or has not met any particular standard of conduct under law or Company policy and whether any financial or reputational harm is material.
4.0    Interpretation; Enforcement
4.1    The Committee shall have full authority to interpret and enforce the Policy to the fullest extent permitted by law.
4.2    Any determination by the Committee with respect to this Policy shall be final, conclusive, and binding on all interested parties, including without limitation the Covered Executives and, to the extent required by applicable law or the SEC or NYSE, their beneficiaries, heirs, executors, administrators or other legal representatives.
4.3    Each Covered Executive shall be required to sign and return to the Company the Acknowledgement Form attached hereto as Appendix A, provided that the failure to provide such notice or obtain such acknowledgement will have no impact on the applicability or enforceability of this Policy. After the Mandatory Policy Effective Date, the Company must be in receipt of a Covered Executive’s acknowledgement as a condition to such Covered Executive’s eligibility to receive Incentive-Based Compensation.

5.0    Non-Exclusivity
5.1    Nothing in this Policy shall be viewed as limiting the right of the Company or the Committee to pursue recoupment under or as provided by the Company’s plans, awards or employment agreements or the applicable provisions of any law, rule or regulation (including, without limitation, Section 304 of the Sarbanes-Oxley Act of 2002).
6.0    Policy Controls
6.1    In the event of any actual or alleged conflict between the provisions of the Policy and the provisions of a similar clause or provision in any agreement between a Covered Executive Officer, this Policy shall be controlling and determinative.
7.0    Amendment
7.1    The Committee may amend this Policy, provided that any such amendment does not cause the Mandatory Policy to violate applicable listing standards of the NYSE or Rule 10D-1 under the Exchange Act.